Please note that this letter and other documents are in draft form, and do not reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

June […], 2021

VIA EDGAR TRANSMISSION

Mr. Quinn Kane
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Trust for Professional Managers (the “Trust”)
    Securities Act Registration No: 333-62298
    Investment Company Act Registration No: 811-10401
    CrossingBridge Ultra-Short Duration Fund (S000071657)
    CrossingBridge Responsible Credit Fund (S000071658)

Dear Mr. Kane,

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 5, 2021 regarding the Trust’s Post-Effective Amendment No. 756 (“PEA No. 756”) to its registration statement, filed on behalf of its series, the CrossingBridge Ultra-Short Duration Fund (the “Ultra-Short Duration Fund”) and CrossingBridge Responsible Credit Fund (the “Responsible Credit Fund”), (each, a “Fund”, and together, the “Funds”). PEA No. 756 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on February 12, 2021 for the purpose of registering the Funds as new series of the Trust. The Trust is filing this PEA No. […] (“PEA No. […]”) under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

The Trust’s responses to your comments are as follows:

General Comments – Applicable to Both Funds

1.Staff Comment: Please file supplementary responses no later than five business days before filing the subsequent 485(b) amendment.

Response: The Trust responds by confirming that this correspondence is being submitted at least five business days before the filing of PEA No. [...].

2.    Staff Comment: If the Funds are advised by or sold through an insured depositary institution, please add the disclosure required by Item 4(b)(iii) of Form N-1A.

Response: The Trust responds by supplementally confirming that the Funds are neither advised by nor sold through an insured depositary institution.

Prospectus - Fees and Expenses of the Fund – Applicable to Both Funds

3.    Staff Comment: Please provide a completed Fees and Expenses table as well as the completed Expense Example for each Fund prior to effectiveness.

Response: Completed fee tables and expense examples for each of the Funds are attached as Appendix A.

4.    Staff Comment: Footnote 3 to the Fees and Expenses table of each Fund shows an operating expense limitation agreement will be in effect for a period of time. To show the effect of this waiver, it must be in place for at least one year from the date of the Prospectus. Please confirm supplementally that the waiver will be in effect for at least one year from the date of the Prospectus.

Response: The Trust confirms supplementally that the operating expense limitation agreement for each Fund will be in effect for at least one year from the date of the Prospectus.

5.    Staff Comment: Please revise the statement in the narrative disclosure preceding each Fund’s Expense Example chart to clarify that fees may be applicable whether holding or redeeming shares of the Fund.

Response: The Trust responds by making the requested revision.

Prospectus –Summary Section – Principal Investment Strategies – Applicable to Both Funds

6.    Staff Comment: The Funds’ disclosures indicate significant and/or 100% investments in “high yield” or “junk bonds”. Please reconcile the disclosures to be consistent throughout the Prospectus.

Response: The Trust responds by reconciling the disclosures to consistently reference “up to 100%” throughout the Prospectus.

7.    Staff Comment: Explain the basis for including SPACs as fixed income-like equities or remove if not applicable. If SPACs are a principal strategy of the Fund, add risk disclosure specific to SPACs.

Response: The Trust responds by supplementally noting that the Adviser characterizes SPAC securities (i.e., units and common shares) as fixed income-like securities due to their fixed income characteristics as they have contractual maturity, which is the mandatory liquidation date, and should the SPAC consummate a business combination, the securities may be sold at an earlier date. Further, SPACs are collateralized by cash and U.S. government securities held in a trust account generally at 100% or more of the original issue price. Hence, if an investor purchases a SPAC security at or below its collateral trust account value, such investor is likely to earn a return with call optionality on a potential business combination. For comparison purposes, the Adviser believes that a SPAC security is similar to a 0% convertible bond issued at par value; however, SPAC securities have the benefit of having their principal protected by the collateral in the trust account. In summary, the fixed income characteristics of a SPAC include:

•a terminal date similar to a maturity date,
•a change of control put date on the consummation of a business combination,
•trust account value to collateralize original principal (IPO price), and
•call optionality based on the market’s perception of the target operating company’s value.

The Trust further responds by adding risk disclosure specific to SPACs for each of the Funds.

8.    Staff Comment: Please supplementally identify the broad-based securities market index each Fund intends to use as a benchmark.

Response: The Trust responds by supplementally noting that the Ultra-Short Duration Fund intends to use the ICE BofAML 1-Year US Treasury Index as its primary benchmark and the Responsible Credit Fund intends to use the ICE BofAML Barclays Aggregate Index Index as its primary benchmark. Each benchmark will be disclosed in accordance with the requirements of Form N-1A when each Fund has completed one full calendar year of operations.

9.    Staff Comment: Please change all references of “illiquid securities” to illiquid investments.

Response: The Trust responds by making the requested revisions.

Prospectus –Summary Section – Principal Risks -Applicable to Both Funds

10.    Staff Comment: In the 2nd paragraph of Fixed Income Securities Market Risk please delete or explain the basis for suspending redemptions as this is not generally permitted by Rule 22(e) under the 1940 Act.

Response: The Trust responds by removing the reference to suspending redemptions in the risk disclosure.

11.    Staff Comment: Explain supplementally why LIBOR is not a principal risk of the Fund and explain how the discontinuation of LIBOR could affect the Fund’s investments. Include in the discussion investments paid at floating rates that do not include a fall out provision, how it will affect liquidity of the investment and how the transition to any successor rate could impact the Fund.

Response: The Trust responds by adding risk disclosure specific to the LIBOR transition for each of the Funds.

12.    Staff Comment: Please confirm supplementally that Risk of Investing in Banks Loans covers the risk associated with loan participations and if not consider adding separate risk disclosure.

Response: The Trust responds by noting that the Risk of Investing in Bank Loans has been revised to include disclosure regarding participations.

13.    Staff Comment: Please explain the difference between Foreign Securities Risk and Foreign Investments Risk or combine them.

Response: The Trust responds by combining the “Foreign Securities Risk” and “Foreign Investments Risk” risk disclosures.

14.    Staff Comment: Please add sovereign debt risk or explain why it is not necessary.

Response: The Trust responds by adding the requested disclosure.

15.    Staff Comment: If Equity Securities Risk is intended to cover SPACs, please explain supplementally and also disclose any other equity investments the Fund may invest in.

Response: The Trust responds by adding risk disclosure specific to SPACs for each of the Funds. The Trust also responds by supplementally noting that other types of equity investments may include common stocks and preferred stocks.

Prospectus – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – General Investment Policies of the Funds

16.    Staff Comment: Under Change in Investment Objective, please include “that meets the Adviser’s responsible investing criteria as defined”.

Response: The Trust responds by making the requested revision for the disclosure relating to the Responsible Credit Fund.

Prospectus – Ultra-Short Duration Fund - Summary Section – Principal Investment Strategies

17.    Staff Comment: The fourth sentence from the bottom of the first paragraph is incomplete.

Response: The Trust responds by restating the sentence as follows:

“The Fund may invest up to 100% of its assets in lower-quality fixed income securities — commonly known as “high yield” or “junk” bonds.”

18.    Staff Comment: Please include the definition of forward currency contracts to the principal investment strategy disclosure.

Response: The Trust responds by making the requested revision.

19.    Staff Comment: If emerging markets will be part of the Fund’s investment strategy, add corresponding risk disclosure or explain why it is not necessary. Please also include disclosure pertaining to what the Fund considers to be an emerging market, including definitions and example or factors.

Response: The Trust responds by noting that emerging markets will not be part of either Fund’s principal investment strategy and the disclosure has been revised accordingly.

20.    Staff Comment: If the Fund invests in covenant light loans, please provide discussion in Item 9 as well as the appropriate risk disclosure.

Response: The Trust responds by adding the requested disclosure within Risks of Investing in Bank Loans.

21.    Staff Comment: Explain the basis for not including SPACs as a principal strategy of the Fund. If SPACs are a principal strategy, add strategy and risk disclosure specific to SPACs.

Response: The Trust responds by noting that investments in SPACs is currently included as a principal strategy (see also response to Comment No. 7, above). The Trust also responds by adding principal risk disclosures specific to SPACs for the Fund.

Prospectus – Responsible Credit Fund - Summary Section – Fees and Expenses of the Fund

22.    Staff Comment: Please supplementally provide whether dividends and interest on short positions will be included in the fee table calculations.

Response: The Trust responds by supplementally noting that the Fund may engage in short sales as a non-principal investment strategy and dividends and interest on short positions, to the extent applicable to the Fund, will be included in the fee table calculations. The Trust also notes that the Fund does not intend to engage in short sales at the inception of the Fund and no fee table disclosure for dividends and interest on short positions is currently included.

Prospectus – Responsible Credit Fund - Summary Section – Principal Investment Strategies

23.    Staff Comment: The Fund should more clearly explain the definition of, and areas of focus with respect to ESG.

Response: The Trust responds by revising the disclosure in this section to include the following:

Investment decisions for the Fund are made by the Adviser based on a bottom-up analysis of an issuer’s business model, quantitative and qualitative factors, as well as the Adviser’s “responsible investing criteria” (i.e., specific exclusionary and inclusionary criteria based on environmental, social and governance (“ESG”) standards). The Adviser utilizes a proprietary matrix to measure an issuer’s ESG engagement. The Adviser’s proprietary matrix sets a minimum threshold level that must be achieved for an issuer’s securities or other instruments to satisfy the Fund’s responsible investing criteria. The Adviser sources information relating to its responsible investing criteria from publicly-available resources such as financial filings, presentations, news articles, and management discussions. The Adviser monitors an issuer’s conformity to its responsible investing criteria and each holding will be formally reviewed by the Adviser at least annually.

The Adviser believes that ESG industry standards will evolve over time, and such standards will continue to enhance the Adviser’s ability to identify and measure behaviors. The Adviser believes that certain products and business practices of an issuer may be detrimental and incompatible with mainstream views of responsible investing. Therefore, certain exclusionary criteria are applied by the Adviser as a first step in determining an individual investment’s suitability for the Fund. Issuers whose business is primarily engaged in one of the following activities will be excluded from the Fund:

•Weapons;
•Tobacco;
•Alcohol and Marijuana (for Recreational Purposes);
•Gambling;
•Pornography/Adult Entertainment;
•Certain Fossil Fuels (including Coal Mining and Fracking Exploration);
•Nuclear Fission (typically Power Plants);
•International Norms Violations; and
•Corporations or Sovereign Entities not adhering to the United Nations Global Compact Principles and the Organization for Economic Co-operation and Development (OECD) Guidelines for Multi-National Enterprises.

The Adviser considers any issuer whose business generates 10% or more of its revenues from one of the activities noted above to be “primarily engaged” in such activities and subject to exclusion. The Adviser may expand the list of exclusionary activities from time to time. The Adviser applies its exclusionary criteria to any investment considered for inclusion in the Fund’s portfolio.

The Adviser believes that applying an exclusionary screen to issuers that are non-conforming to its ESG standards is an important first step, but believes it is also important to integrate those issuers that have a positive ESG impact or ESG mindfulness that meet the Adviser’s inclusionary criteria described in the objectives below. The Adviser believes that responsible issuers can reward shareholders while being mindful of their ESG impact. As a responsible investor, the Adviser seeks to invest with issuers providing positive leadership in the pursuit of the following objectives:

Environmental Objectives:

•Reduce the negative operational impact and practices on the environment;
•Reduce the use of scarce resources;
•Reduce carbon emissions; and
•Pursue resource efficiency, sustainability, and innovation.

Social Objectives:

•Treat all constituencies in a proper and ethical manner;
•Address all constituencies in a fair and equitable manner;
•Promote health and well-being for all constituencies;
•Protect sensitive data for all constituencies;
•Market products in a sincere and factual approach;
•Provide employees with development and opportunity in an appropriate workplace; and
•Recognize barriers of underrepresented groups by supporting diversity and inclusion.

Governance Objectives:

•Independent members of an issuers Board that provide checks and balances;
•Diversification of backgrounds, skills, and philosophy among an issuers Board or executive officers;
•Promote transparency and communication;
•Exercise and supports law abidingness externally and from within;
•Develop programs to measure and improve environmental impact and social practices;
•Respect lenders rights and value similarly to shareholders; and
•Advocate ethical standards in operations and dealings with customers, employees, regulators, business partners and the greater community.

At least 80% of the Fund’s assets will be comprised of investments of issuers satisfying the Adviser’s minimum threshold for the inclusionary criteria. The Adviser deems governmental securities of G7 countries (Canada, France, Germany, Italy, Japan, the United Kingdom and the United States) to be of the highest ESG quality. Governmental securities of non-G7 countries will be evaluated by the Adviser on a case-by-case basis for inclusion in the Fund’s investment portfolio.

24.    Staff Comment: Please provide in Items 4 and 9 more detail regarding the Fund’s criteria in determining what issuers are considered to have ESG/responsible credit investing characteristics consistent with the chosen ESG/responsible credit investing focus. The disclosure should include whether the Fund selects investments by reference to 1) an ESG index, 2) a third-party rating organization, 3) a proprietary screen and the factors the screen applies, or 4) a combination of the above methods. The disclosure should also describe the Adviser’s due diligence practices in applying a screen criteria to a portfolio company. Lastly explain 1) the Fund’s ESG/responsible credit criteria are applied to every investment or only some, and 2) whether ESG is the exclusive factor considered or one of several factors.

Response: The Trust responds by directing the Staff to the response to Comment No. 23, above. The Trust supplementally notes that the Adviser sources information relating to its responsible investing criteria from publicly-available resources and not from any third-party rating organization or ESG index.

25.    Staff Comment: If the Fund intends to use one or multiple third-party data/scoring providers in the Principal Investment Strategies section, please identify the provider that the Fund intends to use or the primary provider if the Fund intend to use multiple. Please also summarize each provider.

Response: The Trust responds by supplementally noting that the Adviser, at this time, does not intend to use third-party data/scoring providers for scoring ESG/responsible credit investing characteristics; however, should the Adviser identify appropriate and applicable third-party data scoring provider(s), it will consider supplementing or revising its current process and would add appropriate disclosure to the Fund’s Prospectus at that time.

26.    Staff Comment: Please consider the risks related to the Fund’s use of third-party data provider if the criteria differs significantly.

Response: The Trust responds by noting the response to Comment No. 25, above.

27.    Staff Comment: The Fund should disclose, where appropriate, how the Fund will approach relevant ESG proxy issues for its portfolio companies; or explain supplementally why such disclosure is not necessary.

Response: The Trust responds by supplementally noting that as a credit fund with limited equity exposure, the Adviser generally does not have the right to vote proxies and respectfully declines to add any additional disclosure. Notwithstanding the foregoing, the Adviser will review any applicable ESG proxy proposals and consider each proposal on a case by case basis.

28.    Staff Comment: Please provide a definition of “responsible investing criteria”.

Response: The Trust responds that “responsible investing criteria” are environmental, social, and governance factors of companies that illustrate mindfulness in regards to these attributes. Various criteria are discussed in the response to Comment No. 23, above.

29.    Staff Comment: The 80% investment policy should apply to credit as well as “responsible investing criteria”.

Response: The Trust responds by revising all references to the Fund’s 80% investment policy to read as follows: “the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in fixed income securities that meet the Adviser’s responsible investing criteria”.

30.    Staff Comment: Please disclose how governmental securities (both foreign and U.S.) are classified with respect to ESG criteria.

Response: The Trust responds by supplementally noting that the Adviser deems governmental securities of G7 countries (Canada, France, Germany, Italy, Japan, the United Kingdom and the United States) to be of the highest ESG quality. Governmental securities of non-G7 countries will be evaluated by the Adviser on a case-by-base basis for inclusion in the Fund’s investment portfolio. The Trust also responds by revising the disclosure in this section to address the foregoing.

Prospectus – Responsible Credit Fund – Summary Section - Principal Risks

31.    Staff Comment: Reconcile the disclosure in Below Investment Grade Securities Risks that indicates the Fund may invest 100% in fixed income instruments with the disclosure in Principal Investment Strategies that “The Fund may invest a majority of its assets in lower-quality fixed income securities”. Please also make conforming revisions in Item 9.

Response: The Trust responds by supplementally noting that the Fund has no investment restrictions as to credit quality and therefore the Fund may invest 100% of its assets in fixed income instruments, a majority of which may be lower-quality fixed income securities. The Trust has revised the disclosure accordingly.

Prospectus – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Ultra Short Duration Fund

32.    Staff Comment: Reconcile the Item 9 Below Investment Grade Securities that indicates the Fund may invest without limitation in fixed income instruments with the Item 4 Below Investment Grade Securities Risks that indicates 100%.

Response: The Trust responds by noting its response to Comment No. 31, above, applies to the Fund as well. The Trust has revised the disclosure accordingly.

Prospectus – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Other Information about the Ultra-Short Duration Fund and its Non-Principal Investment Strategies

33.    Staff Comment: Under Illiquid Securities, revise to include “may invest up to 15% of its net assets in illiquid investments and bank loans that may not be securities”.

Response: The Trust responds by supplementally noting that, in accordance with the response to Comment No. 9, above, references to “illiquid securities” will be revised to “illiquid investments.” With respect to the 15% limitation on investments in illiquid investments, the Trust respectfully declines to revise the disclosure to identify one or more specific illiquid investments. The Trust will revise the disclosure to read as follows: “Illiquid Investments. The Fund may invest up to 15% of its net assets in in illiquid investments. Illiquid investments include any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.”

The Trust will also include the following disclosure in the “Investment Policies, Strategies and Associated Risks-Investment Strategies and Related Risks” section of the SAI:

Illiquid Investments

Historically, illiquid investments have included securities and other investments subject to contractual or legal restrictions on resale because they have not been registered under the 1933 Act, securities or other investments which are otherwise not readily marketable, and securities or other investments such as repurchase agreements having a maturity of longer than seven days. Securities or other investments which have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. In recent years, however, a large institutional market has developed for certain securities and other investments that are not registered under the Securities Act including repurchase agreements, commercial paper, foreign securities, municipal securities and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security or other investment can be readily resold or on an issuer’s ability to honor a demand for repayment. The fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments. The Board of Trustees may determine that such investments are not illiquid investments notwithstanding their legal or contractual restrictions on resale. In all other cases, however, investments subject to restrictions on resale will be deemed illiquid.

Pursuant to the liquidity risk management programs of the Trust and the Adviser applicable to the Fund, the term “illiquid investment” is defined as an investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. Illiquid investments are those securities or other investments without readily available market quotations, including repurchase agreements having a maturity of more than seven days. Illiquid investments may include restricted securities or other investments not determined by the Board of Trustees to be liquid, non-negotiable time deposits, over-the-counter options, and repurchase agreements providing for settlement in more than seven days after notice. Factors considered in determining whether an investment is illiquid may include, but are not limited to: the frequency of trades and quotes for the investment; the number of dealers willing to purchase and sell the investment and the number of potential purchasers; the number of dealers who undertake to make a market in the investment; the nature of the investment, including whether it is registered or unregistered, and the market place; whether the investment has been rated by a nationally recognized statistical ratings organization (“NRSRO”); the period of time remaining until the maturity of a debt instrument or until the principal amount of a demand instrument can be recovered through demand; the nature of any restrictions on resale; and with respect to municipal lease obligations and certificates of participation, there is reasonable assurance that the obligation will remain liquid throughout the time the obligation is held and, if unrated, an analysis similar to that which would be performed by a NRSRO is performed. The Fund will not invest more than 15% of the value of its net assets, taken at the time of investment, in illiquid investments, including repurchase agreements providing for settlement in more than seven days after notice, non-negotiable fixed time deposits with maturities over seven days, over-the-counter options and certain restricted securities or other investments not determined by the Board of Trustees to be liquid.

Prospectus – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Responsible Credit Fund

34.    Staff Comment: Investments in mortgage-backed securities and collateralized mortgage obligations were not identified as principal investment strategies in Item 4. Please reconcile the disclosures accordingly.

Response: The Trust responds by supplementally noting that mortgage-backed securities and collateralized mortgage obligations are not a principal investment strategy of the Fund and such references will be removed from the disclosure in this section.

35.    Staff Comment: Short sales appear to be part of the Fund’s principal strategy. As such, please add disclosure in Item 4 describing how the Fund will use short selling and also include the associated risks.

Response: The Trust responds by supplementally noting that short sales will not be part of the Fund’s principal investment strategy and such references will be revised accordingly.

36.    Staff Comment: Please provide more wholesome disclosure of the responsible credit investing strategy.

Response: The Trust responds by directing the Staff to the response to Comment No. 23, above.

37.    Staff Comment: Disclose how the Adviser determines when to buy and sell investments as required by Item 9(b)(2).

Response: The Trust responds by revising the disclosure to read as follows: “The Adviser applies a “bottom up” approach in selecting investments for the Fund. The Adviser looks at each security to determine whether that security is an attractive investment opportunity, consistent with the Fund’s investment objective. The Adviser may choose to sell securities as it deems appropriate. For example, the Adviser monitors Fund investments for both market movements as well as for changes in operations and/or credit quality and investments will be sold if they meet price targets or if the Adviser’s initial investment thesis has changed. To the extent it is determined that a position is deteriorating with uncertainty of recovery, the Adviser will take proactive steps to limit losses.”

Prospectus – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – General Investment Policies of the Funds

38.    Staff Comment: Please state whether the Fund’s investment objectives may be changed without shareholder approval, and the number of days’ notice that will be provided to shareholders.

Response: The Trust responds by directing the Staff to the disclosure under “General Investment Policies of the Funds – Change in Investment Objective,” which states that each Fund’s investment objective may be changed without the approval of the Fund’s shareholders upon 60 days’ prior written notice to shareholders.

Prospectus – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Risks of Investing in the Funds

39.    Staff Comment: In the preface, please add “principal risks of both Funds unless specified otherwise”.

Response: The Trust responds by making the requested revision

40.    Staff Comment: Revise the Foreign Securities Risk to reflect current Brexit conditions and make corresponding revisions in Item 4.

Response: The Trust responds by making the requested revisions.

Prospectus – Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings – Principal Risks of Investing in the Funds – Non-Principal Risks

41.    Staff Comment: Confirm that Temporary or Defensive Position Risk is consistent throughout the Prospectus or reconcile.

Response: The Trust responds by revising the disclosure to ensure consistency throughout.

42.    Staff Comment: Reconcile or clarify Risks of Short Sales to clarify whether it is a principal or non-principal risk for each Fund.

Response: The Trust responds by supplementally noting that while each Fund may engage in short sales, such practice will not be a principal strategy of the Funds and the disclosure has been revised accordingly.

SAI –Investment Restrictions - Non-Fundamental Investment Restriction

43.    Staff Comment: Remove “except as noted” and reference the Fund’s actual 80% policy.

Response: The Trust responds by making the requested revisions.

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 629-8104.

Sincerely,

__________________________________

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers

Appendix A

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Ultra-Short Duration Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Class
Management Fees	0.65%
Distribution and Service (12b-1) Fees	None
Shareholder Servicing Fees(1)	0.10%
Other Expenses(2)	0.24%
Total Annual Fund Operating Expenses(3)	0.99%
Less: Fee Waiver and/or Expense Reimbursement	-0.09%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)	0.90%
(1)    The Trust’s Board of Trustees (the “Board of Trustees”) has authorized a shareholder servicing plan fee up to 0.15% of the Fund’s average daily net assets. Currently, the shareholder servicing plan fee being charged is 0.10% of the Fund’s average daily net assets; however, the fee may be increased to 0.15% of the Fund’s average daily net assets at any time.
(2)    Because the Fund is new, these expenses are based on estimated amounts for the Fund’s current fiscal year.
(3)    Pursuant to an operating expense limitation agreement between CrossingBridge Advisors, LLC (the “Adviser”), the Fund’s investment adviser, and the Trust, on behalf of the Fund, the Adviser has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of front-end or contingent deferred loads, Rule 12b-1 plan fees, shareholder servicing plan fees, leverage (i.e., any expenses incurred in connection with borrowings made by the Fund) interest (including interest incurred in connection with bank and custody overdrafts), brokerage commissions and other transactional expenses, expenses incurred in connection with any merger or reorganization, dividends or interest on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation (collectively “Excluded Expenses”)) do not exceed 0.80% of the Fund’s average annual net assets, through at least June 30, 2023. To the extent the Fund incurs Excluded Expenses, Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement may be greater than 0.80%. The operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser may request recoupment of previously waived fees and paid expenses from the Fund up to three years from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Fund’s expense ratio, after recoupment has been taken into account, to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Responsible Credit Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Institutional Class
Management Fees	0.65%
Distribution and Service (12b-1) Fees	None
Shareholder Servicing Fees(1)	0.10%
Other Expenses(2)	0.59%
Total Annual Fund Operating Expenses(3)	1.34%
Less: Fee Waiver and/or Expense Reimbursement	-0.44%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement(2)	0.90%
(1)    The Trust’s Board of Trustees (the “Board of Trustees”) has authorized a shareholder servicing plan fee up to 0.15% of the Fund’s average daily net assets. Currently, the shareholder servicing plan fee being charged is 0.10% of the Fund’s average daily net assets; however, the fee may be increased to 0.15% of the Fund’s average daily net assets at any time.
(2)    Because the Fund is new, these expenses are based on estimated amounts for the Fund’s current fiscal year.
(3)    Pursuant to an operating expense limitation agreement between CrossingBridge Advisors, LLC (the “Adviser”), the Fund’s investment adviser, and the Trust, on behalf of the Fund, the Adviser has agreed to waive its management fees and/or reimburse Fund expenses to ensure that Total Annual Fund Operating Expenses (exclusive of front-end or contingent deferred loads, Rule 12b-1 plan fees, shareholder servicing plan fees, leverage (i.e., any expenses incurred in connection with borrowings made by the Fund) interest (including interest incurred in connection with bank and custody overdrafts), brokerage commissions and other transactional expenses, expenses incurred in connection with any merger or reorganization, dividends or interest on short positions, acquired fund fees and expenses or extraordinary expenses such as litigation (collectively “Excluded Expenses”)) do not exceed 0.80% of the Fund’s average annual net assets, through at least June 30, 2023. To the extent the Fund incurs Excluded Expenses, Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement may be greater than 0.80%. The operating expense limitation agreement can be terminated only by, or with the consent of, the Board of Trustees. The Adviser may request recoupment of previously waived fees and paid expenses from the Fund up to three years from the date such fees and expenses were waived or paid, subject to the operating expense limitation agreement, if such reimbursement will not cause the Fund’s expense ratio, after recoupment has been taken into account, to exceed the lesser of: (1) the expense limitation in place at the time of the waiver and/or expense payment; or (2) the expense limitation in place at the time of the recoupment.